

Mail Stop 3561

August 18, 2006

Mr. Dennis R. Hernreich
Executive Vice President and Chief Financial Officer
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

      Re: Casual Male Retail Group, Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2006
              Filed March 31, 2006
              File No. 0-15898

Dear Mr. Hernreich:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Results of Operations, page 32

1.   Please revise the discussion of your results of operations to indicate whether the
        changes represent trends expected to continue into the future. Also discuss any
        other known trends, demands, commitments, events or uncertainties that will, or
        are reasonably likely to have a material effect on financial condition and/or
        operating performance. Refer to SEC Release No. 33-8350 and Item 303(a) of
        Regulation S-K.

2.   Please disclose in future filings, whether your comparable store sales include
        stores which have been remodeled, expanded, or re-located. Further, please
        disclose that the method of calculating comparative store sales varies across the
        retail industry and, as a result, your calculation of comparative store sales is not
        necessarily comparable to similarly titled measures reported by other companies.

Contractual Obligations, page 38

3.   Please revise your contractual commitments table to include estimated interest
        payments on debt. Because the table is aimed at increasing transparency of cash
        flow, we believe these payments should be included in the table. If you choose
        not to include these payments, please include a footnote to the table that identifies
        the excluded item and provides any additional information that is material to
        understanding your cash requirements.

Financial Statements and Supplementary Data, page 43

Note M. Segment Information, page 70

4.   We note that you have aggregated your operations into one reportable segment:
        Big & Tall Men's Apparel. Based on your disclosures elsewhere in the
        document, it appears that you have several distribution channels meeting the three
        characteristics of operating segments described in paragraph 10 of SFAS 131. It
        appears that you may have identified these different distribution channels within
        your retail segment (i.e., your "Casual Male XL", and "Casual Male Big and
        Tall" full priced retail stores, "Casual Male Big and Tall" outlet stores,
        "Rochester Big and Tall" retail stores, "Casual Male" at Sears Canada and catalog
        and e-commerce operations) and concluded that aggregation was appropriate. If
        so, please tell us in detail your basis for such a conclusion. If not, please advise.
        Refer to paragraph 17 of SFAS 131. Please be sure to address how you
        determined these operations were economically similar. In this regard, please

supplementally provide us the revenues and gross margin by distribution channel since inception to support that your differing distribution channels are economically similar. We may have further comment.

Schedule II – Valuation and Qualifying Accounts, page 81

5.   We note on page 51 that you provide for an allowance for sales returns and allowances as reductions to revenue. Please revise this schedule to include the activity in your sales returns and allowances. Alternatively, you may provide such disclosure in the notes to the financial statements. Also, please be advised that the activity from your notes receivable allowance for doubtful accounts should also be presented in this schedule. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to John Cannarella at (202) 551-3337. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief